UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For December 6, 2017

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
 *-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20- F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

HARMONY ATTENDS INVESTOR CONFERENCES AND PROVIDES AN UPDATE ON THE FUNDING OF THE MOAB KHOTSONG ACQUISITION

Johannesburg, Wednesday, 6 December 2017. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) wishes to advise that Harmony’s management will be attending the J.P. Morgan South Africa Opportunities Conference and HSBC Precious Metals Investor Conference 2017 today, during which the latest investor brief will be shared (available at https://www.harmony.co.za/investors/news-and-events/investor-brief).

The investor brief includes an update on Harmony’s existing debt facilities and the refinancing of the US$200 million committed bridging finance for the Moab Khotsong acquisition announced on 19 October 2017, of which up to US$100 million is expected to be refinanced from internal cash resources and approximately US$100 million will be refinanced through a private share placement or a rights issue.

Ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27 (0)71 607 1498 (mobile)

6 December 2017

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 6, 2017	By:	/s/ Frank Abbott
Name Frank Abbott
Title Financial Director